FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated February 24, 2022

Item 1

Santander calls AGM and announces new cash dividend and share buyback, taking the total amount allocated to shareholders against 2021 results to approximately €3.4 billion

•	The bank will pay a final cash dividend from 2021 results of 5.15 euro cents per share while also completing a further share buyback of approximately €865 million, subject to necessary approvals.

•	Once completed, the total amount allocated to shareholders against 2021 results, including the interim dividend and buyback completed in Q4 2021, would be around €3.4 billion, representing an equivalent yield of 7%1.

•	The group also announced changes in its management structure while nominating Germán de la Fuente as a new independent director, subject to necessary approvals.

Madrid, 24 February 2022 - PRESS RELEASE

Banco Santander has called its 2022 Annual General Meeting (AGM)2, which is expected to take place on 1 April 2022 in Ciudad Grupo Santander (Boadilla del Monte, Madrid). Shareholders will be able to participate in the AGM remotely, including through the group’s corporate website (www.santander.com).

New cash dividend and share buyback

At the AGM, shareholders will be asked to approve, among other things, a final cash dividend of 5.15 euro cents per share, payable from 2 May 2022 as part of a final distribution from 2021 earnings, which also includes a second share buyback worth €865 million, to be launched after necessary regulatory approvals are obtained.

In the fourth quarter of 2021, Santander paid an initial cash dividend against 2021 results of 4.85 euro cents per share, and completed a buyback amounting to approximately €841 million. Accordingly, as a result of the new cash dividend and buyback announced today, the total capital distributed to shareholders against 2021 results would be approximately €3.4 billion, representing an equivalent yield of 7%1.

Furthermore, shareholders will also be asked to approve a resolution which authorises the board to reduce the group’s outstanding share capital by up to 10% by cancelling shares it may acquire, including under potential share repurchase programmes in the future. Any future repurchase programmes are subject to corporate and regulatory decisions and approvals.

Commenting on the dividend and buyback, Ana Botín, Banco Santander executive chair, said: “Our business performed extremely well in 2021, with attributable profit 25% higher than pre-covid levels in 2019 and a record profit before tax of €15.3 billion. We are on track to meet our medium-term targets set out in 2019 and have already reached our capital target of 12%, thanks to our proven capacity for organic capital generation. The cash dividend and buyback announced today reflects our commitment to delivering attractive returns, as well as our confidence that investing in our shares at the current valuation creates excellent value for shareholders.”

Changes in management structure

In addition to the above, Santander also announced changes to its structure to consolidate management of its strategy and new tech growth engines, PagoNxt and Digital Consumer Bank, under the remit of executive chair, Ana Botín, while Santander’s regions, countries and global businesses will continue to report to CEO, José Antonio Álvarez. These changes are designed to accelerate Santander’s digital transformation initiatives and sharpen operational execution in line with the company’s goal to increase connectivity across the group and become the best open financial services platform. Furthermore, to ensure the ongoing clarity of roles between the executive chair and the CEO in line with governance best practice, the CEO will report exclusively to the board.

_____________

1 Based on Banco Santander’s average share price during 2021 (€3.01).

2 The agenda can be found in the CNMV website as “other regulated and corporate information” and in the Santander corporate website.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The executive committee, chaired by the executive chair, will continue to ensure effective coordination and prioritisation as it does today, while control functions will continue to have direct access to the board and its committees.

Commenting on the management changes, Ana Botín said, “The changes allow a dedicated management focus on long-term strategy and growth initiatives as we build the Santander of tomorrow, while at the same time ensuring we continue to support our customers today and drive strong financial and operational performance across our regions and businesses. As well as aligning our model to peers, the changes ensure we continue to meet the highest standards of governance with a clear differentiation between the executive chair and CEO roles.”

The changes are consistent with supervisory expectations and build on a series of governance enhancements introduced by Santander since 2014, including the appointment of the bank’s first lead independent director; an increase in the proportion of independent directors on the board; a significant improvement to the board’s diversity and geographic and sectorial expertise; the establishment of the responsible banking, sustainability and culture committee; and the appointment of a new international advisory board.

Appointment of Germán de la Fuente as an Independent Director

The bank’s board of directors has submitted to the AGM the appointment of Germán de la Fuente as a new independent director. He will join the board once all regulatory approvals are obtained.

Germán de la Fuente is Spanish and has long and broad experience in the auditing sector. He has developed his professional career at Deloitte, where he has been managing partner of Audit & Assurance in Spain since 2007 and chair and CEO of Deloitte, S.L. from 2017 until February 2022. He was also a member of the global board of directors of the firm from 2012 to 2016 and of the global audit and risk services committee until June 2021.

De la Fuente will replace Álvaro de Souza, who has been a director since 2018 and was non-executive chairman of Santander Brasil from 2017 until 2021. Santander’s board of directors is comprised of 15 members, of which two thirds are independent.

Commenting on the board refreshment, Ana Botín said, “I would like to thank Alvaro de Souza for his outstanding contribution to Santander over the past five years and wish him every success for the future. I am confident that Germán de la Fuente will be an excellent new addition to the board and am pleased to recommend his appointment to shareholders.”

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q4 2021 Financial Report, published as Inside Information on 2 February 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Group or significant subsidiaries.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements about historical performance or accretion must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 24, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance